UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 8)*

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                             GULL LABORATORIES, INC.
                             -----------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                       ----------------------------------
                         (Title of Class of Securities)

                                   402901 20 1
                                 ---------------
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                              O'Melveny & Myers LLP
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 1998
             (Date of Event which Requires Filing of this Statement)

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         If the filing person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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*        The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO. 402901 20 1

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FRESENIUS AKTIENGESELLSCHAFT

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) [ ]

                                                               (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         GERMANY
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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                            4,930,693
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                            -0-
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                  4,930,693
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                        -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,930,693
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                   [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         61.5%
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14       TYPE OF REPORTING PERSON

         CO
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                                       2

         This Schedule 13D/A (Amendment No. 8) amends and supplements the Statement on Schedule 13D dated May 4, 1994, as amended and supplemented by
Schedule 13D/A (Amendment No. 1) dated June 28, 1994, by Schedule 13D/A (Amendment No. 2) dated August 15, 1994, by Schedule 13D/A (Amendment No. 3) dated December 23, 1996, by Schedule 13D/A (Amendment No. 4) dated April 21,
1997, by Schedule 13D/A (Amendment No. 5) dated August 14, 1997, by Schedule 13D/A (Amendment No. 6) dated November 3, 1997, and by Schedule 13D/A (Amendment No. 7) dated July 14, 1998 (as so amended, the "Statement"), filed by Fresenius Aktiengesellschaft ("Fresenius AG"), with respect to the common stock, $0.001 par value ("Common Stock") of Gull Laboratories, Inc. ("Gull"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.


Item 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended by adding the following:

         On September 15, 1998, Fresenius AG, Gull, Meridian Diagnostics, Inc., an Ohio corporation ("Meridian") and Meridian Acquisition Co., a Utah corporation and a wholly-owned subsidiary of Meridian ("Merger Sub") entered into a Merger Agreement (the "Merger Agreement") which provides for the merger (the "Merger") of Merger Sub with and into Gull, with Gull as the surviving corporation. In the Merger each outstanding share of Common Stock of Gull (other than shares with respect to which shareholders have exercised their appraisal rights under the Utah Business Corporation Act), will cease to be outstanding and will be converted into the right to receive $2.25 in cash (the "Merger Consideration"), and each outstanding share of common stock of Merger Sub will be converted into one share of Common Stock of Gull. Upon consummation of the Merger, Gull will become a wholly-owned subsidiary of Meridian.

         The Merger Agreement contains representations, warranties, covenants, conditions and indemnities of the type customarily included in agreements for transactions such as the Merger. In addition, in order to facilitate the Merger, Fresenius AG has undertaken certain obligations in the Merger Agreement which are in addition to those provisions applicable to holders of Gull Common Stock generally. These provisions include the following: (i) Fresenius AG has warranted to Meridian that the value of certain assets of Gull will be not less than the minimum amounts specified for such assets in the Merger Agreement; (ii) Fresenius AG has agreed that Gull's outstanding indebtedness to Fresenius AG at the closing date of the Merger will be reduced by the amount of any decrease in Gull's shareholders' equity between December 31, 1997 and the closing date of the Merger; and (iii) Fresenius AG has agreed to indemnify Meridian against certain expenses and losses incurred by Meridian arising out of shareholder actions relating to the Merger, material misrepresentations in or omissions from the representations and warranties made by Gull or Fresenius AG in the Merger Agreement, and certain specified contingencies disclosed by Gull to Meridian, subject to a maximum indemnity obligation of $3,000,000, except in the case of any knowing misrepresentations or omissions and certain contingencies.

         In addition to the foregoing obligations undertaken by Fresenius AG pursuant to the Merger Agreement, in connection with the commencement of the negotiations that led to the execution of the Merger Agreement, Gull's board of directors established a committee of directors unaffiliated with Fresenius AG (the "Independent Committee") to represent the interests of the holders of Gull Common Stock other than Fresenius AG. Fresenius AG has agreed to indemnify the members of the Independent Committee against liabilities which they may occur by reason of their service as members of the Independent Committee, including liabilities arising under federal securities laws.

         Consummation of the Merger is subject to certain conditions specified in the Merger Agreement, including approval by the Supervisory Board of
Fresenius AG, expiration of the waiting period under the Hard-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, approval of the Merger by Gull's shareholders at a special meeting to be called for such purpose, the absence of certain governmental actions or legal proceedings that would prohibit or prevent consummation of the Merger or have a material adverse effect on Gull, receipt of certain contractual consents, and delivery of certain closing certificates  and opinions by Gull and Meridian.  Consummation  of the Merger is
also subject to the receipt from Houlihan Valuations, Inc. ("Houlihan Valuations") of a letter dated the closing date confirming that their opinion dated September 15, 1998 issued in connection with the execution of the Merger Agreement, to the effect that, subject to the assumptions, limitations and qualifications set forth therein, the Merger is fair, from a financial point of view, to the shareholders of Gull (other than Fresenius AG), remains in effect. Fresenius AG has agreed in the Merger Agreement to vote its shares of Common Stock to approve the Merger provided that (i) the opinion of Houlihan Valuations is not withdrawn on or prior to the date of the Gull shareholders meeting and
(ii) the board of directors of Gull has recommended approval of the Merger Agreement to Gull's shareholders and has not withdrawn such recommendation. Assuming that Fresenius AG votes its shares of Common Stock to approve the Merger Agreement, the Merger will be approved by the requisite vote of Gull's shareholders.

         The Merger Agreement was entered into as a result of the determination by Fresenius AG, originally announced in October 1997, to investigate the strategic alternatives available to Fresenius AG with reference to its interest in Gull. The investigation was undertaken by Fresenius AG based upon a determination by Fresenius AG to concentrate its intensive care business activities in the field of extracorporeal blood treatment, as a result of which Fresenius AG has determined that Gull's diagnostics business is no longer an element of Fresenius AG's strategic business plans.

         Except for the transactions described in this Item 4, and in Item 4 of Fresenius AG's Schedule 13D/A (Amendment No. 6) and Fresenius AG's Schedule 13D/A (Amendment No. 7), Fresenius AG does not have any present intention to effect or cause Gull to effect any of the transactions described in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended by adding the following:

         Fresenius AG is presently the record and beneficial owner of a total of 4,930,693 shares of Gull Common Stock. Based on 8,016,012 shares of Common Stock outstanding on August 1, 1998 (as set forth in Gull's Form 10-Q Report for the six months ended June 30, 1998), Fresenius AG is the beneficial owner of 61.5% of the Gull Common Stock, as determined in accordance with Rule 13d- 3 of the Securities and Exchange Commission. If the Merger is consummated, Fresenius AG will cease to be the beneficial owner of any Common Stock.

         Except as stated in this Item 5, Fresenius AG (and to the best of its knowledge, the members of the Supervisory Board and the Managing Board of Fresenius AG) does not own or have any right to acquire, directly or indirectly, any shares of Gull Common Stock and, except as herein described, none of such persons has effected any transaction in Gull Common Stock in the last sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         For a description of the Merger Agreement see Item 4 above. The description of the Merger Agreement set forth in Item 4 is qualified in its entirety by the provisions of such agreement. A copy of the Merger Agreement is
Exhibit 1 to this Schedule 13D/A (Amendment No. 8).

Item 7.  MATERIALS TO BE FILED IN EXHIBITS.


         EXHIBIT                                                 EXHIBIT NO.

Merger Agreement among Gull Laboratories, Inc.,
Meridian Diagnostics, Inc., Fresenius AG and
Meridian Acquisition Co., dated as of September 15, 1998              1
(Incorporated by reference to Exhibit 10.16 to the Form 8-K of Meridian Diagnostics, Inc. filed
September 17, 1998.)

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 18, 1998                     FRESENIUS AKTIENGESELLSCHAFT



                                              By: /s/ MATTHIAS SCHMIDT
                                                 -------------------------------
                                                 Name:  Matthias Schmidt
                                                 Title: Member of the Managing
                                                        Board



                                              By: /s/ RAINER BAULE
                                                 -------------------------------
                                                 Name:  Rainer Baule
                                                 Title: Member of the Managing
                                                        Board


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